FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of June 2015

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

On June 24, 2015, the Registrant filed an immediate report with the Israeli Securities Authority in which it reported the results of the Special General Meeting of the Shareholders of the Company convened on June 24, 2015:

The shareholders resolved to vote for the approval of the Company's engagement in a "Directors and Officers" insurance policy commencing on July 1, 2015 through Clal Insurance Company Ltd. for a period of 18 months, subject to the conditions specified in the Company's proxy statement.

The amount of shares voted: 22,648,997
The amount of shares voted for: 22,615,036

The amount of shares/securities voted which were not classified as shares held by persons who have a personal interest / as shares held by a controlling shareholder or interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder 7,679,998 of which 7,646,037 voted for approval of the transaction and  of which  33,961 voted against approval of the transaction.

The percentage of votes which were for approval of the transaction, out of the total number of voters not deemed to have a personal interest / as held by a controlling shareholder or an interested party in the approval except a personal interest which is not a result of connections with the controlling shareholder: 99.55%

The percentage of voters who voted against, out of the total voting rights in the Company:
0.11%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  June 25, 2015